Chapman and Cutler LLP
                              111 West Monroe Street
                                Chicago, IL 60603


                                September 1, 2011



Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                   Re: Guggenheim Defined Portfolios, Series 813
       Closed-End Income & Treasury Limited Duration Portfolio, Series 15
                               File No. 333-175766
                    --------------------------------------

Dear Mr. Bartz:

         This letter is in response to the questions and comments that you raised during our telephone conversation on August 25, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 813, filed with the Securities and Exchange Commission (the "Commission") on July 26, 2011. The registration statement offers the Closed-End Income & Treasury Limited Duration Portfolio, Series 15 (the "Trust"). This letter serves to respond to your comments.

Comment 1

         Please change the name of the Trust to indicate that the Trust is a unit investment trust that holds closed-end funds and not itself a closed-end fund.

Response to Comment 1

         The Trust's name has been changed to the following, as reflected in Amendment No. 1 to the Registration Statement, filed today on Form S-6:

         Income & Treasury Limited Duration Portfolio of Funds, Series 15

Comment 2

         Under the headings "Principal Investment Strategy" and "Security Selection" in the Prospectus, please describe the exchange-traded fund ("ETF") held by the Trust as one that invests substantially all of its assets in U.S. Treasury securities.

Response to Comment 2

         The Prospectus has been revised to include this disclosure.

Comment 3

         Under the heading "Principal Investment Strategy" in the Prospectus, please define or explain the phrase "limited duration" as used to describe the securities held by the Closed-End Funds in the Trust.

Response to Comment 3

         The following disclosure has been added to the Prospectus:

         "In general, limited duration fixed-income securities may provide investors with lower interest rate sensitivity than longer duration securities. The duration of a bond is a measure of its price sensitivity to changes in interest rates based on the weighted average term to maturity of its interest and principal cash flows. The sponsor generally selects Closed-End Funds that hold securities that have durations of five years or less, however, the average duration of the securities held by the Closed-End Funds may be longer at any time depending on market conditions. By including Closed-End Funds that invest in limited duration fixed-income securities, the sponsor seeks to lower the overall volatility of the trust portfolio in most interest rate environments."

Comment 4

         Under the heading "Principal Investment Strategy" in the Prospectus, please add the term "junk bond" alongside the reference to high-yield securities.

Response to Comment 4

         The Prospectus has been revised to include this disclosure.

Comment 5

         Under the heading "Principal Investment Strategy" in the Prospectus, please include emerging market securities in the bullet point list of asset classes in which the Closed-End Funds held by the Trust may invest.

Response to Comment 5

         The Prospectus has been revised to include this disclosure.

Comment 6

         Please add mortgage-backed securities risk to the "Principal Risk" section of the Prospectus.

Response to Comment 6

         The Prospectus has been revised to include this risk disclosure.


         Please call me at (312) 845-3418 if you have any questions or issues you would like to discuss regarding these matters.

                             Sincerely yours,

                             CHAPMAN AND CUTLER LLP


                             By: /s/ Mark Czarniecki
                                 Mark Czarniecki